Exhibit 99.29

[Sandstorm Gold Ltd Logo]	NEWS RELEASE

Sandstorm Gold Reports Record Gold Sales
and Operating Cash Flow in Q2, 2012

Vancouver, British Columbia | July 26, 2012

Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (TSX-V: SSL) is pleased to announce its unaudited results for the second quarter ended June 30, 2012 (all figures in U.S. dollars).

SECOND QUARTER HIGHLIGHTS

•	Record gold sales of 9,259 ounces.

•	Record operating cash flow of $11.3 million.

•	Average cash cost per ounce1 of $298 resulting in cash operating margins of $1,317 per ounce.

•	Net income of $5.3 million.

•	Sandstorm acquired from Magellan Minerals Ltd., a 2.5% net smelter returns royalty on the Coringa gold project and a 1.0% NSR royalty on the Cuiu Cuiu gold project.

•	Sandstorm acquired a 2.4% net smelter returns royalty on the Mt. Hamilton gold project from Solitario Exploration & Royalty Corp. and Ely Gold & Minerals Inc.

“Steady production growth from our mining partners has led to consecutive record quarters for Sandstorm,” said President & CEO Nolan Watson. “During the second quarter we deployed our cash into royalty transactions that we believe will be accretive to shareholders, and the pipeline of potential gold streaming opportunities is stronger than ever.”

OUTLOOK

Based on existing gold stream agreements, the forecasted attributable production for 2012 is 28,000 to 33,000 ounces of gold, increasing to over 50,000 ounces of gold per annum by 2015.

Further details of the individual commodity streams can be found within Management’s Discussion and Analysis contained in the Company’s second quarter 2012 report and on the Company website.

WEBCAST AND CONFERENCE CALL DETAILS

A conference call will be held on Friday, July 27, 2012 starting at 8:30am PDT to further discuss the second quarter results. To participate in the conference call use the following dial-in numbers:

Local/International: 647-788-4916

North American Toll-Free: 877-214-4966

It is recommended that participants dial in five minutes prior to the commencement of the conference call. Click here to access an audio webcast of the conference call which will also be available on the Sandstorm website.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase or royalty agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc., Donner Metals Ltd., Magellan Minerals Ltd., Solitario Exploration & Royalty Corp. and Ely Gold & Minerals Inc.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2011. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

Note 1: Sandstorm has included a non-IFRS performance measure in this press release being average cash cost per ounce. Average cash cost per ounce is calculated by dividing the Company’s costs of sales (excluding depletion) by the number of ounces sold. The Company presents average cash costs per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

CONTACT INFORMATION

Sandstorm Gold Ltd.

Erfan Kazemi, Chief Financial Officer

(604) 689-0234

Denver Harris, Investor Relations Contact

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.